Filed by Lance, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company:
Snyder’s of Hanover, Inc.
Commission File No.: 132-02714
Cautionary Note Regarding Forward-Looking Statements
This document may include statements about future economic performance, finances, expectations, plans and prospects of Lance and Snyder’s, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Lance’s or Snyder’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,” “may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements.
Risks and uncertainties relating to the proposed merger include the risks that: (1) the parties will not obtain the requisite shareholder approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed merger may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Lance or Snyder’s or its respective directors and officers following the announcement of the proposed merger is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Lance with the Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
For further information regarding cautionary statements and factors affecting future results, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Lance with the SEC. Except as may be required by law, neither Lance nor Snyder’s undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
Important Information for Investors and Stockholders
This document relates to a proposed merger between Lance and Snyder’s. Lance filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on October 29, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Lance and Snyder’s and also constitutes a prospectus of Lance. Lance and Snyder’s began mailing the joint proxy statement/prospectus to shareholders on November 1, 2010. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR SENT TO STOCKHOLDERS, CAREFULLY AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov) or, in the case of Lance, by directing a request to Lance through Dee Noon, assistant to the CFO at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President at 717-632-4477.
Participants in the Solicitation
Snyder’s, Lance and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Lance. A list of the names of those directors and executive officers and descriptions of their interests in Lance and Snyder’s and the proposed transaction are contained in the amended joint proxy statement/prospectus filed by Lance with the SEC on October 29, 2010.

Bright Futures

October 5, 2010

Jays
SNYDER'S
GRANDE
Tom's
MEGA TWISTERS
MULTIGRAIN
Kruncher's!
archway
naturals
CAPE COD
Potato Chips
100 Calorie Pack

Creating a Stronger National Snack Food Company

LANCE

Fellow Employees,
Thank you for your continued focus since we announced our proposed merger with Snyder’s Of Hanover.
In a very challenging economy and competitive environment, our Lance sales and marketing teams remain focused on our customers and consumers and continues to battle for every sale and point of market share. Our supply chain teams remain focused on their priorities of safety, quality, service and cost. Our support teams remain focused on delivering excellent service to their internal customers. I am personally very proud of the progress and improvements we are making across our entire Company.
At the end of July, we announced the proposed merger with Snyder’s of Hanover, which will make us a much stronger national snack food company, will make us more important to our customers and consumers and will position us to continue to deliver profitable growth. I want to give you an update on our progress. A few weeks ago, we let you know that we have received approval from the Federal Trade Commission (FTC). At this point, details of the deal are still being reviewed by the Securities and Exchange Commission (SEC) and the transaction also remains subject to shareholder approval for both Companies. These reviews and approvals are normal for a transaction of this type and the merger is still expected to be completed in the 4th quarter of this year.
Everyone remains excited about the proposed merger and interested in what will change and what will remain the same. Until we receive the appropriate regulatory and shareholder approval, then close the deal, interactions between the companies must be limited, thus few decisions can be made. Until that time, I am confident that everyone will continue to execute business as usual and demonstrate the integrity and performance that you have all exhibited to date.
As we move toward closing, you can find the most up-to-date publicly available information on our my.lance.com Web site, as well as on our www.lance.com and www.lanceinc.com Web sites. We will also continue to communicate with you directly as new information becomes available. In the meantime, if you have any questions, we encourage you to speak to your supervisor.
Again, I greatly appreciate your commitment to driving the business through daily execution. Please continue your efforts as we all work hard to deliver on our commitments for the balance of this year by finishing strong!
I appreciate each of you and I look forward to sharing a very bright future with you as we work together to satisfy our customers and consumers and deliver profitable long-term growth.
Thanks for all you do,

Important Information for Investors and Stockholders
This memorandum relates to a proposed merger between the Company and Snyder’s that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by the Company with the SEC. This memorandum is not a substitute for the joint proxy statement/prospectus that Lance will file with the SEC or any other document that the Company may file with the SEC or the Company or Snyder’s may send to its stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. All documents, when filed, will be available in the case of the Company, free of charge at the SEC’s website (www.sec.gov) or by directing a request to the Company through Dee Noon, Assistant to the CFO, at 704-556-5727 and, in the case of Snyder’s, by directing a request to John Bartman, Vice President of Human Resources, at 717-632-4477.
Participants in the Solicitation
Snyder’s, the Company and their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of the Company. A list of the names of those directors and executive officers and descriptions of their interests in the Company and Snyder’s will be contained in the joint proxy statement/prospectus which will be filed by the Company with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.